UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                November 29,
2018

  By E-Mail

  Peter D. Fetzer, Esq.
  Foley & Lardner LLP
  777 East Wisconsin Avenue
  Milwaukee, WI 53202-5306

          Re:     Ashland Global Holdings Inc.
                  Soliciting Materials filed pursuant to Rule 14a-12 by Cruiser Capital
                    Advisors, LLC, Keith M. Rosenbloom, Cruiser Capital Master Fund LP,
                    Metamorphosis IV LLC, Allen A. Spizzo, William H. Joyce, Patrick E.
                    Gottschalk, and Carol S. Eicher
                  Filed on November 28, 2018
                  File No. 333-211719

  Dear Mr. Fetzer:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Soliciting Materials

  1. You state on slide 5 of your presentation that Ashland is "worth well in excess of $125+"
          and that it is "[p]otentially worth substantially more." The inclusion of valuations in soliciting materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilities shareholders' understanding of the basis for and the limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980). Please provide us with your analysis supporting your valuation of the company and confirm that in future filings in which you provide a valuation you will include a similar analysis. In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make inclusion of the "$125+" figure and the next bullet point unreasonable.
 Peter D. Fetzer, Esq.
Foley & Lardner LLP
November 29, 2018
Page 2


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions